SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Final Amendment (Amendment No. 3)*

Autolus Therapeutics plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value $0.000042 per share

(Title of Class of Securities)

05280R 100**

(CUSIP Number)

September 30, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 05280R 100 has been assigned to the American Depositary Shares of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each American Depositary Share represents 1 Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Woodford Investment Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,332,154 Ordinary Shares, nominal value $0.000042 per share (“Ordinary Shares”) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,095,127 Ordinary Shares (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,095,127 Ordinary Shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (See Item 4)
12	TYPE OF REPORTING PERSON FI

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Neil Woodford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,332,154 Ordinary Shares (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,095,127 Ordinary Shares (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,095,127 Ordinary Shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 4 of 9

This Amendment No. 3 amends and restates in its entirety the Schedule 13G filed by Woodford Investment Management Ltd (the “Manager”) and Neil Woodford on July 10, 2018, as amended by Amendment No. 1 thereto on January 10, 2019 and Amendment No. 2 thereto on August 8, 2019 (as amended and restated, this “Schedule 13G”). This Amendment No. 3 is the final amendment to the Schedule 13G and is an exit filing.

Item 1(a).	Name of Issuer:

Autolus Therapeutics plc (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Forest House, 58 Wood Lane White City London W12 7RZ, United Kingdom

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed jointly by the Manager and Neil Woodford, the Head of Investment for the Manager. The joint filing agreement of the Manager and Mr. Woodford is attached as Exhibit 1 to this Schedule 13G. The filers of this statement are collectively referred to herein as the “Group.”

The principal business office of the Manager and Mr. Woodford is 9400 Garsington Road, Oxford OX4 2HN, United Kingdom. For the place of organization of the Manager and the citizenship of Mr. Woodford, see Item 4 of their respective cover pages.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value $0.000042 per share (“Ordinary Shares”) represented by American Depositary Shares (“ADS”), each of which represents one Ordinary Share.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 05280R 100 has been assigned to the ADS, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.”

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐ 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 5 of 9

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☒

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: The Manager is eligible to file pursuant to §240.13d-1(b)(1)(ii)(J) and is an investment manager authorized and regulated by the Financial Conduct Authority of the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above. See Exhibit 1 for the identification and classification of each member of the Group.

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 6 of 9

Item 4.	Ownership.(1)

(a)	Amount beneficially owned:

As of the date of this filing, each member of the Group may be deemed to have beneficial ownership of 2,095,127 Ordinary Shares (represented by 2,095,127 ADS). Mr. Woodford, who, as Head of Investments for the Manager, may be deemed to share beneficial ownership with the Manager of the Ordinary Shares beneficially owned by the Manager, expressly disclaims beneficial ownership of such Ordinary Shares, except to the extent of any pecuniary interest therein.

(b)	Percent of class:

Based on 44,981,860 Ordinary Shares outstanding as of July 15, 2019 as reported in the Issuer’s Prospectus on Form 424(b)(5), filed with the SEC on July 24, 2019, each member of the Group beneficially owns approximately 4.7% of the issued and outstanding Ordinary Shares (represented by ADS) of the Issuer.

(c)	Number of shares to which each member of the Group has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,332,154 Ordinary Shares (represented by 1,332,154 ADS)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 2,095,127 Ordinary Shares (represented by 2,095,127 ADS)

(1) The Manager is the investment manager of Woodford Patient Capital Trust plc (the “Woodford Fund”), providing services to (a) the Woodford Fund and (b) Link Fund Solutions, the operator of the Woodford Fund. Pursuant to the Management Agreement between the Woodford Fund and the Manager (the “Management Agreement”), the Manager has both voting power and investment discretion over securities held of record by the Woodford Fund, including, but subject to the proxy described in the following paragraph, any Ordinary Shares (represented by ADS) held of record by such fund. As a result, the Manager may be deemed to be the beneficial owner of the Ordinary Shares represented by ADS held by the Woodford Fund. Mr. Woodford is the Head of Investment for the Manager, and as such, may be deemed to beneficially own the Ordinary Shares (represented by ADS) beneficially owned by the Manager, but expressly disclaims such beneficial ownership except to the extent of any pecuniary interest therein. The Woodford Fund is also a beneficial owner of the ADS held of record by it because, pursuant to the terms of the Management Agreement, the Woodford Fund may give the Manager disposition and voting instructions for its securities.

The Woodford Fund has executed an irrevocable proxy (the “Manager Proxy”) appointing the Manager as the sole and exclusive attorney and proxy of such fund to vote at any annual, special or adjourned meeting of the shareholders of the Issuer or any class thereof and exercise all voting and related rights (to the fullest extent that the Woodford Fund is entitled to do so) with respect to all of the shares of capital stock of the Issuer (including Ordinary Shares represented by ADS) (the “Shares”) beneficially owned by such fund (the “Proxy Shares”). The Manager has entered into a voting agreement with the Issuer, pursuant to which it has executed an irrevocable proxy to the Issuer (the “Autolus Proxy”) appointing any designee of the Issuer as the sole and exclusive attorney and proxy of the Manager to represent the Manager and to vote at every meeting of the shareholders of the Issuer or any class thereof (including any actions by written consent) and exercise all voting and related rights (to the fullest extent that the Manager is entitled to do so) with respect to all Proxy Shares, which when added to the Shares beneficially owned by Arix Bioscience plc (“Arix”), are in excess of 9.99% of the then outstanding capital stock of the Issuer in the same proportion as the shares voted by all other stockholders (excluding the Manager) voting on or consenting to such matters.

Accordingly, the Manager and Mr. Woodford share voting power with respect to 1,332,154 Ordinary Shares (represented by 1,332,154 ADS), which represent the Proxy Shares below the 9.99% threshold, over which the Manager retains voting control pursuant to the Manager Proxy, based on (x) 44,981,860 Ordinary Shares outstanding as of July 15, 2019 as reported in the Issuer’s Prospectus on Form 424(b)(5), filed with the SEC on July 24, 2019 and (y) 3,161,533 Shares owned by Arix, as disclosed in the Issuer’s Schedule 13D filed by Arix on July 6, 2018.

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 7 of 9

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below each member of the Group certifies that, to the best of his or its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to investment managers authorized and regulated by the Financial Conduct Authority of the United Kingdom is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). Each member of the Group also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2019

WOODFORD INVESTMENT MANAGEMENT LTD

By:	/s/ Chris Martin
	Name:	Chris Martin
	Title:	Head of Compliance and Authorized Signatory

/s/ Neil Woodford
Neil Woodford

This Schedule 13G is being jointly filed by the Group. The Manager is an investment manager, authorized and regulated by the Financial Conduct Authority of the United Kingdom, in the business of investment management. Mr. Woodford serves as the Head of Investment for the Manager. Mr. Woodford, as a controlling person of the Manager, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by the Manager. Securities reported on this Schedule 13G as being beneficially owned by the Group were purchased on behalf of clients of the Manager.

Pursuant to Rule 13d-4, Mr. Woodford declares that the filing of this Schedule 13G shall not be deemed an admission by him that he is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 9 of 9

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares (represented by ADS, each of which represents one Ordinary Share) of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: October 9, 2019

WOODFORD INVESTMENT MANAGEMENT LTD

By:	/s/ Chris Martin
	Name:	Chris Martin
	Title:	Head of Compliance and Authorized Signatory

/s/ Neil Woodford
Neil Woodford

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The Group filing this Schedule 13G is comprised of Woodford Investment Management Ltd and Neil Woodford, its Head of Investment.

Item 3 Classification:

Woodford Investment Management Ltd:  A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

Neil Woodford: A control person in accordance with § 240.13d-1(b)(1)(ii)(G).